Exhibit 99.2

Tremor International Ltd.
(the “Company”)
Form of Proxy
Annual General Meeting

Before completing this form, please read the explanatory notes below and accompanying Notice of Annual General Meeting.

I/We ……………………………………………………………………………………………….appoint the chairman of the meeting or ........................................................................................ as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of the Company to be held at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel on 14 September 2021 at 12:30 pm (Israel time), and at any adjournment of the meeting.

I/We instruct my/our proxy to vote on the resolutions to be proposed at the meeting as indicated below (unless otherwise instructed, the proxy may vote or abstain from voting as he or she sees fit in relation to any business to be considered at the meeting):

Before completing this form, please read the explanatory notes below.

	Resolutions	Your vote
		For	Against	Abstain
1.	To re-elect Christopher Stibbs as a non-executive director..
2.	To re-elect Rebekah Brooks as a non-executive director.
3.	To re-elect Norm Johnston as a non-executive director.
4.	To re-elect Ofer Druker as a director.
5.	To re-elect Yaniv Carmi as a director.
6.	To re-elect Sagi Niri as a director.
7.
To re-appoint Somekh Chaikin, Member Firm of KPMG International, as the Company’s independent external auditor for 2021 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to fix their remuneration.

Signature(s) :………………………………………………………………..     Date: …………………………2021

Notes

1.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10.30 a.m. BST on 10 September 2021.

2.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 9 below) will not prevent a shareholder or DI holder attending the Annual General Meeting and voting in person if he/she wishes to do so.

3.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at 6.00 p.m. BST on 16 August 2021. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

4.
The quorum for the Annual General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

5.
Any shareholder attending the Annual General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

6.
As at 2 August 2021, the Company’s issued share capital consisted of 151,847,099 ordinary shares, along with 28,891,296 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury. Therefore, the total voting rights in the Company as at 2 August 2021 were 151,847,099.

7.	The Board recommends that shareholders vote in favour of all items in the Notice.

8.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

9.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10.30 a.m. BST on 10 September 2021. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

10.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

11.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

12.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy.